Exhibit 99.3

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

27 September 2016

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Cancellation of shares

In relation to the share buy-back program announced on 19 May 2016, James Hardie Industries plc (JHIplc) advises that:

•	6,090,133 JHIplc shares represented by CUFS that were bought back by JHIplc between 15 August 2016 and 23 September 2016 have been cancelled effective at close of business on 27 September 2016;

•	the total amount paid by JHIplc, in respect of:

(i)	the on-market buy-back program to buy back the CUFS representing the cancelled JHIplc shares was A$85,200,465;

(ii)	the Accelerated Share Repurchase Transaction to buy back the CUFS representing the cancelled JHIplc shares was US$35,000,000, equivalent to A$46,216,859; and

•	all of the securities bought by JHIplc under the buy-back were CUFS (with each of the CUFS representing one share in the capital of JHIplc).

As a result of this cancellation, the number of CUFS issued and quoted on the ASX as at the close of business on 27 September 2016 is now 440,609,126.

Yours faithfully

Natasha Mercer

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom), James Osborne,

Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719

ARBN: 097 829 895